Harbin Electric, Inc.

No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu

Harbin Kai Fa Qu, Harbin, China 150060

February 17, 2011

Julie Sherman U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Re:
Harbin Electric, Inc.
Response to Form 10-K for the year ended December 31, 2009
Filed on March 16, 2010
File No.: 001-33276

Response to Form 10-Q for the quarterly period ended September 30, 2010
Filed on November 9, 2010
File No.: 001-33276

Dear Ms. Sherman:

Harbin Electric, Inc. (the “Company”) is in receipt of the Staff’s letter dated January 20, 2011 relating to its annual and quarterly reports referenced above.  After discussions with our legal counsel, Loeb & Loeb LLP, and our auditor, Frazer Frost LLP, we have determined that we require a further extension of the time needed to file a comprehensive response to the comments raised in the Staff’s letter to no later than February 24, 2011.  Due to various factors, including (1) the Chinese New Year of the People’s Republic of China, during which the offices of certain of our subsidiaries were closed from February 2, 2011 through February 12, 2011; and (2) additional time needed to thoroughly review the Staff’s comments, together with the Company’s annual and quarterly reports with our internal accounting team and with our auditor, we require this additional time to respond.

Please feel free to contact our counsel Angela Dowd of Loeb & Loeb at (212) 407-4097 with any questions or concerns in this regard.

Sincerely, /s/ Tianfu Yang Tianfu Yang Chairman and Chief Executive Officer

cc:	Angela Dowd Loeb & Loeb LLP